ACCELERA INOVATIONS, INC.
20511 Abbey Drive
Frankfort, Illinois 60423

  October 5, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mara Ransom, Assistant Director

Re: Accelera Innovations, Inc.
Registration Statement on Form S-1
Filed May 22, 2012
File No. 333-181591

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated September 21, 2012 addressed to Mr. John Wallin, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Registration Statement on Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form S-1 have been referenced.

Prospectus Cover Page

1. We note your response to comment 2 in our letter dated September 4, 2012 and the language that Mr. Wallin “will not sell any of his respective shares until the Company sells all of the 5,000,000 shares in its offering.” If true, please revise this language to indicate that Mr. Wallin’s agreement not to sell his shares until the company sells the 5,000,000 shares that it is offering is an informal one that is not evidenced by contract.

Company Response

The Company has modified the disclosure on the prospectus cover page to include that Mr. Wallen’ s agreement not to sell his shares until the company has competed the offering of the 5,000,000 shares is informal and not evidenced by contract.

Mara Ransom, Assistant Director
October 5, 2012

Dilution, page 37

2. We note your response to comment 3 in our letter dated September 4, 2012. Please explain how you determined the net tangible book value of your shares of common stock of $(250,641) based on total assets of $200 cash and no liabilities reflected on your balance sheet as of June 30, 2012.

Company Response

We have modified the disclosure based on the $200 cash and no liabilities.

Security Ownership of Certain Beneficial Owners and Management, page 79

3. Please update this table as of a recent practicable date. See Item 403(a) and (b) of Regulation S-K. Condensed Statements of Cash Flows, page F-14.

Company Response

We have updated the table on page 79.

Condensed Statements of Cash Flows, page F-14

4. We note your response to comment 6 in our letter dated September 4, 2012 including your revision associated with the increase in expense recognized for vested options from $3,259,659 to $3,500,000. Please explain for us the difference in the expense recognized of $3,500,000 and the credits to stockholders’ equity of $3,259,659. Also, the net loss for the six months ended June 30, 2012 disclosed in your Statement of Stockholders’ Equity does not agree with the net loss for the same period disclosed in your Statement of Operations. Illustrative journal entries may be useful to our understanding.

Company Response

We apologize as there was an error when inserting the Statement of Stockholders’ Equity table and the different in the expense that was recognized for vested options from $3,259,659 to $3,500,000 was due to 20% of the options vesting on the grant and an additional 3.33% of the options that were not included in the $3,259,659 but vested from April 26, 2012 through June 30, 2012 bring the total expense to $3,500,000.

Mara Ransom, Assistant Director
October 5, 2012

5. Please reconcile the discrepancy between the issuance of common stock in the amount of $87,350 for the six month period ended June 30, 2012 reflected on your Condensed Statements of Cash Flows with the issuances totaling $76,550 reflected on your Statement of Stockholders’ Equity. In this regard, stock issued for cash on March 13, 2012 previously totaled $12,000 and now totals $1,200.

Company Response

We have reconciled the discrepancy within the Condensed Statements of Cash Flows and the Statement of Stockholders’ Equity tables.

Signatures, page 89

6. We note that the date of the second signature block was not updated. Please ensure that all dates on the signature page are updated as appropriate in future amendments.

Company Response

We have ensured that all dates on the signature page are updated.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

John F. Wallin

ACCELERA INOVATIONS, INC.

By:  /S/ John F. Wallin
John F. Wallin